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EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Twenty-Six Weeks Ended
	January 1, 2000	December 26, 1998(1)
Fixed charges:
Interest expense	$114	$114
Interest portion of rental expense	34	30

Total fixed charges before capitalized interest	148	144
Capitalized interest	5	5

Total fixed charges	$153	$149

Earnings available for fixed charges:
Income before income taxes	$886	$923
Less undistributed income in minority-owned companies	(4)	(2)
Add minority interest in majority-owned subsidiaries	17	16
Add amortization of capitalized interest	9	11
Add fixed charges before capitalized interest	148	144

Total earnings available for fixed charges	$1,056	$1,092

Ratio of earnings to fixed charges	6.9	7.3

(1)
In the second quarter of fiscal 1999, the Corporation recorded a pretax charge of $76 million in connection with a voluntary recall of certain of its packaged meat products.

In the first quarter of fiscal 1999, the Corporation recorded a pretax gain of $137 million in connection with the sale of its international tobacco operations.

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SARA LEE CORPORATION AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges (in millions, except ratios)